UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-41622

Distoken Acquisition Corporation

(Exact name of registrant as specified in its charter)

Unit 1006, Block C, Jinshangjun Park

No. 2 Xiaoba Road, Panlong District

Kunming, Yunnan 650000,

People’s Republic of China

Telephone: +86-871-63624579

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, par value $0.0001 per share

Redeemable warrants, each warrant entitling the holder to purchase one ordinary share at a price of $11.50 per share

Rights, each right entitling the holder to receive one-tenth of one ordinary share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one

Pursuant to the requirements of the Securities Exchange Act of 1934, Distoken Acquisition Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Distoken Acquisition Corporation
Date:	July 22, 2025
		By:	/s/ Yunlei Wang
		Name:	Yunlei Wang
		Title:	Director